As filed with the Securities and Exchange Commission on September 23, 1997

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  ------------

                                Schedule 14D-1
                              (Amendment No. 5)
     Tender Offer Statement pursuant to Section 14(d)(1) of the Securities
                             Exchange Act of 1934


                                 Schedule 13D
                of CSX Corporation and CSX Transportation, Inc.
                              (Amendment No. 9)
        (Pursuant to Section 13(d) of the Securities Exchange Act of 1934)


                                 Schedule 13D
                        of Norfolk Southern Corporation
                               (Amendment No. 7)
         (Pursuant to Section 13(d) of the Securities Exchange Act of 1934)


                                 Schedule 13D
                               of Walter G. Rich
                                (Amendment No. 8)
          (Pursuant to Section 13(d) of the Securities Exchange Act of 1934)


                          Delaware Otsego Corporation
                                (Name of Issuer)


                             DOCP Acquisition LLC
                                CSX Corporation
                         Norfolk Southern Corporation
                      (Name of Persons Filing Statement)


                   Common Stock, Par Value $0.125 per share
                        (Title of Class of Securities)


                                  246244 10 7
                    (CUSIP number of class of securities)
                                 ------------

                       Peter J. Shudtz, General Counsel
                                CSX Corporation
                               One James Center
                             901 East Cary Street
                         Richmond, Virginia 23219-4031
                           Telephone: (804) 782-1400
      (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)
                                  ------------

                                 With a copy to:

   Pamela S. Seymon     Ronald B. Risdon       J. Gary Lane        Eric J. Friedman
   Wachtell, Lipton,      Kelley Drye &      General Counsel    Skadden, Arps, Slate,
     Rosen & Katz          Warren LLP           Corporate         Meagher & Flom LLP
  51 West 52nd Street    101 Park Avenue     Norfolk Southern      919 Third Avenue
  New York, New York    New York, New York       Corporation     New York, New York
         10019              10178            Three Commercial           10022
   Telephone:  (212)    Telephone:  (212)        Place            Telephone: (212)
       403-1000             808-7800         Norfolk, Virginia          735-3000
                                                23510-9241
                                              Telephone:
                                              (757) 629-2600


          This Amendment No. 5 to the Tender Offer Statement on
     Schedule 14D-1, and Amendment No. 9 to the Schedule 13D of CSX Corporation, a Virginia corporation ("CSX"), and CSX Transportation, Inc., a Virginia corporation and a wholly owned subsidiary of CSX ("CSXT"), Amendment No. 7 to the Schedule 13D of Norfolk Southern Corporation, a Virginia corporation ("NSC"), and Amendment No. 8 to the Schedule 13D of Walter G. Rich (collectively, as amended, the "Statement"), relates to the offer by DOCP Acquisition LLC, a New York limited liability company ("Purchaser") formed by CSX, NSC and Mr. Rich to purchase all outstanding shares of common stock, par value $0.125 per share (the "Shares") of Delaware Otsego Corporation, a New York corporation (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. This Amendment amends and supplements the amended Transaction Statement on Schedule 14D-1 and all such Schedules 13D filed prior hereto. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Offer to Purchase.

     ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

               Item 7 of the Statement is hereby amended by the addition of the following:

               On September 23, 1997 CSXT, DOCP Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of CSXT ("CSXT Sub"), NSC and Mr. Rich entered into a Limited Liability Company Agreement dated as of August 21, 1997 in respect of the Purchaser (the "LLC Agreement"). A copy of the LLC Agreement has been filed with the Commission as an exhibit hereto and is incorporated herein by reference and the following summary is qualified in its entirety by reference to the LLC Agreement.

     Classes of Interests

               Under the terms of the LLC Agreement, Purchaser is capitalized with four classes of Interests: Common Interests, Series A Cumulative Preferred Interests, Series B Cumulative
     Preferred Interests and Junior Preferred Interests.

               The Series A and Series B Cumulative Preferred Interests have distribution and liquidation preference over all other Interests. Distributions on Series A and Series B Cumulative Preferred Interests will cumulate at the rate of 10% of the initial capital contribution in respect thereof on December 1 of each year until the Purchaser Board determines that sufficient cash is available to pay distributions in cash. Upon redemption, Series A and Series B Cumulative Preferred Interests will be redeemed at liquidation preference plus accrued and unpaid distributions. The Series A Cumulative Preferred Interests are mandatorily redeemable upon the Purchaser Board determining that sufficient cash is available after payment of accrued and unpaid distributions. The Series B Cumulative Preferred Interests are redeemable at Mr. Rich's option at any time at which there is to be a cash redemption of the Series A Cumulative Preferred Interests or of Junior Preferred Interests. Preferred Interests will be redeemed ratably when redeemed for cash.

               The Junior Preferred Interests have a distribution, liquidation and redemption preference over Common Interests, but are subordinate with respect to distributions and liquidation payments to Series A and Series B Cumulative Preferred Interests (and, with respect to all redemption payments, to the Series A Cumulative Preferred Interests, but not to the Series B Cumulative Preferred Interests). Distributions on Junior Preferred Interests cumulate at the rate of 4% of the initial capital contribution in respect thereof on December 1 of each year until the Purchaser Board determines that sufficient cash is available to pay distributions in cash, provided that no distributions on Junior Preferred Interests will be paid until all Series A and Series B Cumulative Preferred Interests, with cumulative distributions, have been redeemed. Junior Preferred Interests will be mandatorily redeemable following redemption of the Series A Cumulative Preferred Interests upon the Purchaser Board determining that sufficient cash is available after payment of accrued and unpaid distributions at liquidation preference plus accrued and unpaid distributions. Junior Preferred Interests (and, if applicable, Series B Cumulative Preferred Interests) will be redeemed ratably when redeemed for cash.

               Except for certain matters specifically provided for in the LLC Agreement, such as matters affecting rights attaching to Series A Cumulative Preferred Interests, Series B Cumulative Preferred Interests or Junior Preferred Interests (collectively "Preferred Interests") or the matters requiring the approval of two-thirds of the holders of Preferred Interests outlined below, all management and voting rights are vested in the Common Interests. The Common Interests have rights to distributions (including in respect of redemptions or liquidation) only after all Preferred Interests have been redeemed, including all accrued and unpaid distributions thereon.

               The following actions by the Company or any Subsidiary require approval of the holders of two thirds of the Preferred
     Interests: appointing outside auditors; reclassifying, combining or exchanging equity interests; tax elections or settling or compromising tax liabilities; or entering agreements which restrict the ability of Purchaser to redeem Preferred Interests.

     Authorized Interests and Issued Interests

               There are authorized 100 Common Interests, all of which are issued and outstanding. Mr. Rich holds 80 Common Interests, CSX holds 10 Common Interests and NSC holds 10 Common Interests.

               There are authorized 100,000 Series A Cumulative Preferred Interests and 100,000 Junior Preferred Interests, none of which are presently issued and outstanding. Immediately prior to the Merger CSXT shall effect the CSX Share Contribution by contributing its 110,250 Shares to Purchaser in return for 2,425.5 Series A Cumulative Preferred Interests with an initial capital contribution value of $1,000 per Series A Cumulative Preferred interest. Simultaneously therewith, CSXT Sub and NSC shall contribute cash to Purchaser in equal amounts (after taking into account the agreed value of the CSX Share Contribution) as required for Purchaser to purchase in the Offer all Shares tendered in the Offer and to pay certain transaction costs of Purchaser and its Subsidiaries related thereto in return for Series A Cumulative Preferred Interests at the rate of one Interest per $1,000 contributed and each of CSXT Sub and NSC will also receive 50,000 Junior Preferred Interests with an initial capital account value of $1,000 per Junior Preferred Interest.
     In addition, immediately prior to the consummation of the Merger, each of CSXT Sub and NSC shall contribute cash to Purchaser in equal amounts as required for Purchaser to purchase in the Merger all Shares not already beneficially owned by Purchaser and to pay certain transaction costs of Purchaser and its Subsidiaries related thereto and, if necessary, to repay debt of the Company and its Subsidiaries, in return for Series A Cumulative Preferred Interests at the rate of one Interest per $1,000 contributed.

               The LLC Agreement contains a statement that it is the intention of the parties to the LLC Agreement that the Purchaser Board shall redeem Preferred Interests as soon as practicable following the Merger and that the Company's financial plans shall be designed consistent with that objective.

               There are authorized 100,000 Series B Cumulative Preferred Interests, none of which are presently issued and outstanding. Simultaneously, with the CSX Share Contribution, Mr. Rich shall contribute 136,966 Shares to Purchaser in return for 3,013.252 Series B Cumulative Preferred Interests with an initial capital contribution value of $1,000 per Interest. Mr. Rich will not contribute any DOCP Options to Purchaser and no options will be issued by Purchaser.

     Put and Call Arrangements

               The LLC Agreement provides that, subject to all necessary approvals from Governmental Entities, Purchaser may call, in whole but, except as provided below, not in part, and Mr. Rich may put to Purchaser, in whole or, except as provided below, in part, Mr. Rich's Series B Cumulative Preferred Interests and Common Interests for a price equal to the sum of
     (a) in respect of Series B Cumulative Preferred Interests, the redemption value of the Preferred Interests put or called, plus
     (b) in respect of the Common Interests, the initial capital contributions of the Common Interests put or called. The put and call rights may be exercised at any time after the earlier of (a) the termination by Mr. Rich or the Company of Mr. Rich's employment as President and Chief Executive Officer of the Company or by reason of Mr. Rich's death or disability and (b) the third anniversary of the consummation of the Merger. Purchaser may assign its call right or put obligation to CSX and NSC (or to a voting trust established by them) in equal proportions, and, in the event that Purchaser has insufficient cash, Mr. Rich, exercising his put right, may put to CSX and NSC (or to a voting trust established by them) in equal proportions. In addition, CSX and NSC may, upon exercising the call rights or responding to an exercise of Mr. Rich's put rights, provide that the subject securities be conveyed to a third party; provided that, in the event of any assignment of the put obligation by CSX or NSC, the payment of the put price shall be guaranteed by CSX and NSC in equal proportions. Notwithstanding the foregoing, in the event of a termination of Mr. Rich's employment by the Company for cause, until the third anniversary of the Merger, Mr. Rich's put right will be limited to his Common Interests and will not extend to his Series B Cumulative Preferred Interests and Purchaser will have the right to call Mr. Rich's Common Interests without Mr. Rich's Series B Cumulative Preferred Interests.

     Management

               Prior to the Merger, the Purchaser Board shall consist of Mr. Rich, one nominee of CSXT and one nominee of NSC. At present, the CSXT nominee is Mark G. Aron and the NSC nominee is Nancy S. Fleischman. Mr. Rich has been appointed the Chairman and the President and CEO. Mr. Rich has appointed CSXT and NSC acting collectively as his attorney in fact in respect of actions relating to the Offer and the Merger (but excluding any matters relating to the operations of the Company or its Subsidiaries).

               From and after the Merger, there shall be four classes of directors: the CEO, four Directors designated by Mr. Rich, one Director designated by CSXT (the "CSX Director") and one Director designated by NSC (the "NSC Director"). Certain actions by the Company or any of its Subsidiaries require the affirmative vote of the majority of the Purchaser Board, including the CSX Director and the NSC Director. Such actions include: altering organizational documents; reincorporating in a new jurisdiction; liquidating, dissolving, merging, consolidating or combining; purchasing or redeeming equity; dispositions of assets or rights below fair market value or with a cumulative value over $5 million; transactions with affiliates outside the ordinary course of business; creating new debt in excess of $5 million over the existing debt as of the date of the Merger; adopting the annual financial plan and annual budgets; certain capital expenditures; and settling certain litigation and claims. In addition decisions regarding the employment or compensation of Mr. Rich or the Company's rights and obligations with respect to the put and call arrangements outlined above shall be made solely by unanimous written decision of the CSX Director and the NSC Director.

     Termination

     In the event that the Merger is not consummated, the LLC
     Agreement shall terminate and all capital contributions shall be returned to the Members and any excess shall be divided between CSXT and NSC, after making provisions for any Company obligations.

     ITEM 10.  MATERIAL TO BE FILED AS EXHIBITS

               Item 11 of the Statement is hereby amended by the addition of the following:

     (c)(6) Limited Liability Company Agreement of DOCP Acquisition LLC, dated as of August 21, 1997, by and among CSXT, CSXT Sub, NSC and Mr. Rich.



                                 SIGNATURES

               After due inquiry, and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

        September 23, 1997       DOCP ACQUISITION LLC

                                 By: /s/ MARK G. ARON
                                     Name:  Mark G. Aron
                                     Title: Authorized Person


                                     By: /s/ JAMES C. BISHOP, JR.
                                     Name:   James C. Bishop, Jr.
                                     Title:  Authorized Person


                                 CSX CORPORATION

                                 By: /s/ MARK G. ARON
                                     Name:  Mark G. Aron
                                     Title: Executive Vice President


                                 NORFOLK SOUTHERN CORPORATION

                                 By: /s/ JAMES C. BISHOP, JR.
                                     Name:  James C. Bishop, Jr.
                                     Title: Executive Vice President-Law


                                   /s/ WALTER G. RICH
                                       WALTER G. RICH




                                   SIGNATURE

                  (SOLELY WITH RESPECT TO THE SCHEDULE 13D OF
                           CSX TRANSPORTATION, INC.)

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        September 23, 1997       CSX TRANSPORTATION, INC.

                                 By: /s/ WILLIAM M. HART
                                     Name:  William M. Hart
                                     Title: Vice President - Corridor
                                              Development




                                 EXHIBIT INDEX

        (c)(6)    Limited Liability Company Agreement of DOCP
                  Acquisition LLC, dated as of August 21, 1997, by and among CSXT, CSXT Sub, NSC and Mr. Rich.